Exhibit 12.1

Workday, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended January 31,
	2017	2016	2015	2014	2013
Earnings
Loss before provision for (benefit from) income taxes	$(409,092)	$(288,901)	$(245,972)	$(170,831)	$(119,066)
Fixed charges	57,578	47,304	41,218	25,702	5,450
Interest capitalized	(3,328)	(51)	—	—	—

Total earnings as defined	$(354,842)	$(241,648)	$(204,754)	$(145,129)	$(113,616)

Fixed charges
Interest expense (1)	$8,566	$8,547	$8,972	$6,519	$1,363
Amortization of debt discount	24,864	23,435	22,088	13,099	—
Estimated interest component of rental expense (2)	24,148	15,322	10,158	6,084	4,087

Total fixed charges as defined	$57,578	$47,304	$41,218	$25,702	$5,450

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$414,420	$288,952	$245,972	$170,831	$119,066

(1)	Interest expense includes amortization expense for debt issuance costs and capitalized interest.
(2)	One-third of net rent expense is the portion deemed representative of the interest factor.